Yalla Group Limited

#238, Building 16, Dubai Internet City

Dubai, United Arab Emirates

September 25, 2020

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mr. Robert Littlepage, Accounting Branch Chief

Mr. Joseph Kempf, Staff Accountant

Ms. Jan Woo, Esq., Legal Branch Chief

Mr. Michael C. Foland, Esq., Attorney-Advisor

Re:	Yalla Group Limited
Registration Statement on Form F-1, as amended (File Number: 333-248646)
Registration Statement on Form 8-A, as amended (File Number: 001-39552)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Yalla Group Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 P.M., Eastern Daylight Time on September 29, 2020, or as soon as practicable thereafter.

The Company also requests that the Registration Statement on Form 8-A, as amended (File Number: 001-39552), under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company (the “Registration Statement on Form 8-A,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective concurrently with the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

The Company understands that Morgan Stanley & Co. LLC and Haitong International Securities Company Limited, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

Very truly yours, YALLA GROUP LIMITED

By:	/s/ Tao Yang
Name:	Tao Yang
Title:	Chairman and Chief Executive Officer